

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 6, 2006

Mr. William Greene
Chief Financial Officer
Surge Global Energy, Inc.
12220 El Camino Real, Suite 410
San Diego, CA 92130

> **Re: Surge Global Energy, Inc.**
> **Form 8-K**
> **Filed September 18, 2006**
> **Form 10-QSB/A for Fiscal Quarter Ended June 30, 2006**
> **Filed September 18, 2006**
> **Response Letter Dated September 28, 2006**
> **File No. 0-24269**

Dear Mr. Greene:

　　　We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-QSB/A for the Fiscal Quarter Ended June 30, 2006

Controls and Procedures, page 30

1. We note your response to our prior comment numbers three and four. Please expand your disclosure to discuss the changes made to your internal controls that you describe in your response.

2. It remains unclear to us how you have arrived at your effectiveness conclusion in light of your restatement and your apparent changes to your internal controls. Please contact us to discuss.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding our comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief